NOTICE OF ANNUAL MEETING OF MEMBERS

TO BE HELD ON DECEMBER 31, 2004

To the Members of China Natural Resources, Inc.:

NOTICE IS HEREBY GIVEN that an Annual Meeting of Members (the “Annual Meeting”) of China Natural Resources, Inc., a British Virgin Islands corporation (formerly known as China Resources Development, Inc.), will be held at 2:00 p.m., Hong Kong time, on December 31, 2004 at Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong, for the following purposes:

1.

To elect six members to our board of directors, one-third of whom shall be elected as Class I, Class II and Class III directors, respectively, each to hold office until the annual meeting of members at which their successors are duly elected and qualified as hereinafter described;

2.

To ratify the appointment of Horwath Gelfond Hochstadt Pangburn, P.C. as our independent registered public accountants for the fiscal year ending December 31, 2004; and

3.

To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

All members are cordially invited to attend; however, only members of record at the close of business on December 1, 2004 are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

The board of directors recommends that you vote FOR the board’s nominees to serve as directors, and FOR Proposals Two and Three.

By Order of the Board of Directors

Corporate Secretary

Hong Kong

December 2, 2004

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. MEMBERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE MEETING, REVOKE THEIR PROXY AND VOTE THEIR SHARES IN PERSON.

CHINA NATURAL RESOURCES, INC.

Room 2105

West Tower, Shun Tak Centre

200 Connaught Road C.

Sheung Wan, Hong Kong

____________________________________

PROXY STATEMENT

FOR

ANNUAL MEETING OF MEMBERS

TO BE HELD ON DECEMBER 31, 2004

____________________________________

INTRODUCTION

The accompanying proxy is solicited by the board of directors of China Natural Resources, Inc., formerly known as China Resources Development, Inc., to be voted at the Annual Meeting of Members to be held on Friday, December 31, 2004 (the “Annual Meeting”), and any adjournments thereof. When such proxy is properly executed and returned, the shares it represents will be voted at the meeting as directed. If no specifications are indicated, the shares will be voted in accordance with the recommendation of the board with respect to each matter submitted to our members for approval.

The cost of preparing and mailing the enclosed proxy materials, estimated to be approximately $25,000, will be borne by us. We may use the services of our officers and employees (who will receive no additional compensation) to solicit proxies. In addition to the use of the mails, proxies may be solicited by telephone, mailgram, facsimile, telegraph, cable and personal interview. We intend to request banks and brokers holding shares of our common stock to forward copies of the proxy materials to those persons for whom they hold shares and to request authority for the execution of proxies. We will reimburse banks and brokers for their out-of-pocket expenses. We may also retain the services of a solicitation firm to aid in the solicitation of proxies. If we do so, we will pay the fees and expenses of such firm.

This Proxy Statement and the accompanying form of proxy are first being sent to our members on or about December 3, 2004. A list of members entitled to vote at the Annual Meeting will be available for examination by any member for a proper purpose during normal business hours at our offices for a period of at least ten days preceding the Annual Meeting.

VOTING AT THE ANNUAL MEETING

The shares entitled to vote at the Annual Meeting consist of shares of our common stock and Series B preferred stock. At the close of business on December 1, 2004, the record date for the Annual Meeting, there were 1,247,823 shares of our common stock and 320,000 shares of our Series B preferred stock issued and outstanding. Each share of common stock and Series B preferred stock is entitled to one vote on each matter submitted to a vote of members.

Each proxy that is properly signed and received prior to the Annual Meeting will, unless revoked, be voted in accordance with the instructions on such proxy. If no instruction is indicated, the shares will be voted FOR the election of the nominees for director listed in this proxy statement, FOR ratification of the appointment of Horwath Gelfond Hochstadt Pangburn, P.C., and FOR the approval of such other business that may properly come before the Annual Meeting or any postponement or adjournment thereof. A member who has given a proxy may revoke such proxy at any time before it is voted at the Annual Meeting by delivering a written notice of revocation or duly executed proxy bearing a later date to our Corporate Secretary or by attending the meeting and voting in person.

A quorum of members is necessary to take action at the Annual Meeting. A majority of the outstanding shares of our common stock and preferred stock, counted together, represented in person or by proxy, will constitute a quorum. Votes cast at the Annual Meeting, in person or by proxy, will be tabulated by the inspector of election. The inspector of election will treat abstentions and broker non-votes as shares of common stock or preferred stock that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes will not be considered entitled to vote on a particular matter, and will not be considered in tabulating the vote on that matter. Abstentions will be considered entitled to vote on a particular matter and will have no effect on the election of directors, but will have the effect of a vote against the ratification of our independent registered public accounting firm and any other matter(s) that properly come before the Annual Meeting.

The nominees for director who receive the greatest number of votes cast in person or by proxy at the Annual Meeting shall be elected directors. The vote required for ratification of our independent registered public accounting firm and for adoption of any other proposals that properly come before the Annual Meeting is the affirmative vote of a majority of the shares of common stock and preferred stock, counted together, present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

CONVENTIONS

Unless otherwise specified, all references in this proxy statement to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" or "Yuan" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or "PRC"). We maintain our accounts in U.S. Dollars and Hong Kong Dollars, respectively. The accounts of our subsidiaries are maintained in either Hong Kong Dollars or Renminbi. Our consolidated financial statements are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange as quoted by the People's Bank of China (the "PBOC Rate") on December 31, 2003 and September 30, 2004, which was approximately U.S.$1.00 = Rmb 8.28. Translations from Hong Kong Dollars to U.S. Dollars have been made at the single rate of exchange as quoted by the Hong Kong and Shanghai Banking Corporation Limited on December 31, 2003 and September 30, 2004, which was approximately US$1.00 = HK$7.80. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

On November 22, 2004, we completed the merger of China Resources Development, Inc. (“China Development”), a Nevada corporation, with and into China Natural Resources, Inc. (“China Natural”), China Development’s wholly owned British Virgin Islands subsidiary, formerly known as Billion Luck Company Limited (the “Redomicile Merger”). Prior to the Redomicile Merger, China Natural served as a holding company for the shares of the indirect subsidiaries of China Development, and China Natural conducted no other operations. As a result of the Redomicile Merger, China Natural has succeeded to the rights and obligations of China Development under its existing agreements and relationships. On the effective date of the Redomicile Merger, the capitalization of China Natural will mirror the capitalization of China Development, and each stockholder of China Development immediately prior to the effective date will become a member of China Natural as of the effective date, having the same ownership interest in China Natural that he, she or it had in China Development. Unless the context otherwise requires, all references in this proxy statement to the “Company,” “we,” “us,” and “our” mean China Natural Resources, Inc. and its predecessor China Resources Development, Inc., and their direct and indirect subsidiaries.

In accordance with custom in the British Virgin Islands, the owners of shares in a British Virgin Islands corporation are known as “members” rather than stockholders. All references in this proxy statement to “members” are to those persons who were stockholders of China Development on the effective date of the Redomicile Merger, and those persons who become members of China Natural in the future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us concerning the beneficial ownership of shares of our common stock and Series B preferred stock as of December 1, 2004 by:

•

each person known by us to be the owner of more than 5% of our outstanding shares of common stock and preferred stock combined;

•

each of our directors and director nominees;

•

each of our executive officers; and

•

all executive officers and directors as a group.

A person is deemed to be the beneficial owner of securities that can be acquired by such a person within 60 days from the record date upon exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants and convertible securities that are held by such a person (but not those held by any other person) and are exercisable within 60 days from the date hereof have been exercised. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. Unless otherwise indicated the address of each beneficial owner is Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(4)						Percent of Vote
	Common Stock			Preferred Stock
	# of Shares		% of Class	# of Shares		% of Class

Ching Lung Po	40,000		3.2%	320,000	(1)	100%	23.0%
Tam Cheuk Ho	224,897	(2)	18.0%	--		--	14.3%
Wong Wah On	224,897	(3)	18.0%	--		--	14.3%
Lam Kwan Sing	--		--	--		--	--
Ng Kin Sing	--		--	--		--	--
Lo Kin Cheung	--		--	--		--	--
Anka Capital Limited	144,897		11.6%	--		--	9.2%
Winsland Capital Limited	--		--	320,000		100%	20.4%
TurstNet Chambers
P.O. Box 3444, Road Town
Tortola, British Virgin Islands
Executive Officers and
Directors as a group
(of 6 persons)	344,897	(1)(2)(3)	27.6%	320,000		100%	42.4%

———————

(1)

Shares registered to Winsland Capital Limited, a company beneficially owned by Mr. Ching. The preferred shares are not convertible into common stock. Each share of Series B preferred stock is entitled to one vote.

(2)

Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Tam. Mr. Tam disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest in the shares.

(3)

Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Wong. Mr. Wong disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest in the shares.

(4)

The inclusion of any shares as deemed beneficially owned does not constitute an admission of beneficial ownership by the named member.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table identifies our directors and executive officers as of the date of this proxy statement, as well as their ages and the positions in which they serve:

Name	Age	Position

Ching Lung Po	58	Chairman of the Board of Directors, Director, President and Chief Executive Officer
Tam Cheuk Ho	42	Director and Chief Financial Officer
Wong Wah On	41	Director, Secretary and Financial Controller
Lam Kwan Sing	35	Director
Ng Kin Sing	42	Director
Lo Kin Cheung	40	Director

Mr. Ching Lung Po has served as a director of China Natural since June 2, 1999 and as its Chairman of the Board, President and Chief Executive Officer since November 22, 2004. He served as a director of China Development from February 4, 1998 until completion of the Redomicile Merger. He was appointed Chairman of the board of directors of China Development on January 25, 1999, and as its Chief Executive Officer and President on February 1, 1999 and June 1, 1999, respectively. Mr. Ching has also been the Chairman of the board of directors and President of OVM International Holding Corp. (Pink Sheets: OVMI.pk) since September 1996. Mr. Ching has been involved for more than 20 years in the management of production and technology for industrial enterprises in PRC. He worked in Heilongjiang Suihua Electronic Factory as an engineer from 1969 to 1976 and was the Head of the Heilongjiang Suihua Industrial Science & Technology Research Institute from 1975 to 1976. Mr. Ching joined the Heilongjiang Qingan Factory in 1976 and has been the General Manager since 1976. In 1988, Mr. Ching started his own business and established the Shenzhen Hongda Science & Technology Company Limited in Shenzhen, which manufactures electronic products. Mr. Ching graduated from the Harbin Military and Engineering Institute and holds the title of Senior Engineer.

Mr. Tam Cheuk Ho has served as a director of China Natural since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Development from December 2, 1994 until completion of the Redomicile Merger. From July 1984 through January 1992, he worked as Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) and the Chartered Association of Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong. Mr. Tam is also a director of Anka Capital Limited, a privately held corporation, through which he is one of our principal members.

Mr. Wong Wah On has been a director of China Natural since January 25, 1999, as its Secretary since February 1, 1999 and as Financial Controller since November 22, 2004. He served as Financial Secretary, Financial Controller and a director of China Development from December 30, 1997 until completion of the Redomicile Merger. He is responsible for assisting our Chief Financial Officer with our treasury, accounting and secretarial functions. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. Mr. Wong is also a director of Anka Capital Limited, a privately held corporation, through which he is one of our principal members. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants), and an associate of the Institute of Chartered Secretaries and Administrators. He is also a certified public accountant (practicing) in Hong Kong.

Mr. Lam Kwan Sing has been a director and a member of China Natural’s audit committee since November 22, 2004. He served as a director of China Development from March 20, 2003 until completion of the Redomicile Merger, and as a member of its audit committee. From 2002 to present, Mr. Lam has been the executive director of Pacific Challenge Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance and accounting operations. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Mr. Ng Kin Sing has been a director and a member of China Natural’s audit committee since November 22, 2004. He served as a director of China Development from February 1, 1999 until completion of the Redomicile Merger, and as a member of its audit committee. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Mr. Lo Kin Cheung has been a director and a member of China Natural’s audit committee since November 22, 2004. He also served as a director of China Development from May 30, 2000 until completion of the Redomicile Merger, and as a member of its audit committee. From September 2001 to present, Mr. Lo has been the chief financial officer of Lee Fung – Asco Printers Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate financial operations. From March 1998 to August 2001, Mr. Lo was the executive director of Wiltec Holdings Limited, a Hong Kong listed company, where he was responsible for corporate development and day-to-day operations. From July 1986 until March 1998, Mr. Lo was the principal at Ernst & Young, Hong Kong. He is a fellow of both the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) and the Chartered Association of Certified Accountants. He holds a Bachelor’s degree of Science from the University of Hong Kong.

Our officers are elected annually at the board of directors meeting following each annual meeting of members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal.

Corporate Governance Matters

Meetings of the Board of Directors

During the year ended December 31, 2003, China Development’s board of directors held six meetings. Each member of the board participated in each meeting of the board. In addition, the board of directors took action by unanimous written consent in lieu of meeting on two occasions.

Fees to Members of the Board of Directors

The Company does not pay fees to directors for their attendance at meetings of the board of directors or of committees; however, the Company may adopt a policy of making such payments in the future. The Company will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings.

Audit Committee

Our audit committee, whose members currently consist of Ng Kin Sing, Lam Kwan Sing and Lo Kin Cheung, reviews the professional services provided by our independent auditors, the independence of our auditors from our management, our annual financial statements and our system of internal accounting controls. The audit committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. Our audit committee has succeeded to, assumed and adopted the written audit committee charter of China Development, a copy of which was appended to our proxy statement for the 2003 annual meeting of stockholders.

Each member of the audit committee is an “independent” director, as such term is used in (a) Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended (“Exchange Act”), (b) Section 10A-3(m)(3) of the Exchange Act, and (c) Nasdaq Marketplace Rule 4200-1.

China Development’s audit committee held a total of four meetings during fiscal 2003, which were attended by all of its then current members.

Audit Committee Financial Expert

In general, an "audit committee financial expert" within the meaning of Item 401(e) of Regulation SB is an individual member of the audit committee who:

•

understands generally accepted accounting principles and financial statements,

•

is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

•

understands internal controls over financial reporting, and

•

understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through: education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or, other relevant experience.

The boards of directors of China Development and China Natural have determined that Mr. Lo Kin Cheung and Mr. Lam Kwan Sing are each an “audit committee financial expert” within the meaning of Item 401(e) of Regulation SB. Each of our “audit committee financial experts” are “independent” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Audit Committee Report

The following statement made by China Development’s audit committee, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, and shall not otherwise be deemed filed under either of those acts.

The audit committee reviews our financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls.

Management represented to the committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The committee discussed with the independent auditors matters required to be discussed by auditing standards generally accepted in the United States.

In addition, the committee has discussed with the independent auditors the auditor's independence from the Company and its management, and has received the written disclosures and letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The audit committee has also discussed with the independent auditors the matters required to be discussed by SAS 61.

The committee also discussed with our independent auditors the overall scope and plans for their respective audit. The committee meets with the independent auditors with and without management present, to discuss the results of their examinations, the evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the committee recommended to the board of directors, and the board has approved, that our audited consolidated financial statements be included in our Annual Report on Form 10-KSB for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee

of the Board of Directors:

/s/ Ng Kin Sing

/s/ Lam Kwan Sing

/s/ Lo Kin Cheung

Report of the Board of Directors on Executive Compensation

We do not have a formal compensation committee. The board of directors, acting as a compensation committee, periodically meets to discuss and deliberate on issues surrounding the terms and conditions of executive officer compensation, including base salaries, bonuses, awards of stock options and reimbursement of certain business related costs and expenses. The following statement made by the board of directors, sitting as a compensation committee, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under either of those Acts.

In determining the compensation of our executive officers, the board of directors takes into account all factors which it considers relevant, including business conditions, in general, and in our line of business during the year in light of such conditions, the market compensation for executives of similar background and experience, our performance, in general, and the performance of the specific executive officer under consideration, including the business area for which such executive officer is responsible. In light of these factors, the board of directors determined that the payment of discretionary bonuses to executive officers was not appropriate for the fiscal year ended December 31, 2003.

The board of directors also believes that granting equity-based awards provides an additional incentive to our executive officers to continue in providing their services and provides an interest aligned with members in our success. In the future, the board of directors intends to make use of equity-based compensation, along with other traditional salary and bonus components of executive compensation packages, to provide incentives to attract and maintain qualified executive officers.

Submitted by the Board of Directors,

Sitting as a Compensation Committee:

/s/ Ching Lung Po

/s/ Tam Cheuk Ho

/s/ Wong Wah On

/s/ Lam Kwan Sing

/s/ Ng Kin Sing

/s/ Lo Kin Cheung

Compensation Committee Interlocks and Insider Participation

The current board of directors includes Ching Lung Po, Tam Cheuk Ho and Wong Wah On, each of whom also serves as an executive officer. As a result, these directors may participate in discussions by the board of directors on matters relating to the terms of executive compensation. The board has adopted an informal policy prohibiting a director whose executive compensation is voted upon by the board of directors from participating in the deliberations of and vote on his or her compensation.

Nominating and Corporate Governance Committee; Shareholder Nominees for Director

The board of directors of China Development established a nominating and corporate governance committee on October 27, 2004. At the time of its formation, the nominating and corporate governance committee adopted a written charter. In connection with the Redomicile Merger, China Natural succeeded to, assumed and adopted China Development’s nominating and corporate governance committee Charter. The nominating and corporate governance committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our board of directors. In particular, the responsibilities of the nominating and corporate governance committee include:

•

identifying individuals qualified to become members of the board of directors;

•

determining the slate of nominees to be recommended to members for election to the board of directors;

•

reviewing corporate governance principles applicable to us, including recommending corporate governance principles to the board of directors and administering our Code of Ethics and granting exceptions to the Code of Ethics;

•

assuring that at least one audit committee member is an “audit committee financial expert” within the meaning of regulatory requirements;

•

carrying out such other duties and responsibilities as may be determined by the board of directors.

The nominating and corporate governance committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are presented to the full committee at its next scheduled meeting. Discussions pertaining to the nomination of directors are required to be held in executive session.

The current members of the nominating and corporate governance committee are Ng Kin Sing, Lam Kwan Sing and Lo Kin Cheung. Each member of the nominating and corporate governance committee is an “independent” director, as such term is used in (a) Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act, (b) Section 10A-3(m)(3) of the Exchange Act, and (c) Nasdaq Marketplace Rule 4200-1.

The nominating and corporate governance committee will consider candidates for directors proposed by security holders, although no formal procedures for submitting the names of candidates for inclusion on management’s slate of director nominees have been adopted. Until otherwise determined by the nominating and corporate governance committee, a member who wishes to submit the name of a candidate to be considered for inclusion on management’s slate of nominees at the next annual meeting of members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing member’s name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate’s desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the board’s consideration of the member’s candidate.

The nominating and corporate governance committee identifies director nominees through a combination of referrals, including by management, existing board members and security holders, executive search firms and direct solicitations, where warranted. From time-to-time, board nominees are former management of businesses acquired by us. Once a candidate has been identified the nominating and corporate governance committee reviews the individual’s experience and background, and may discuss the proposed nominee with the source of the recommendation. If the nominating and corporate governance committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees to be submitted for election to the board.

Among the factors that the nominating and corporate governance committee considers when evaluating proposed nominees are their experience in an industry in which we operate, knowledge of and experience with regulatory processes, and knowledge of and experience in business matters, finance, capital markets and mergers and acquisitions. The nominating and corporate governance committee may request additional information from the candidate prior to reaching a determination. The nominating and corporate governance committee is under no obligation to formally respond to all recommendations, although as a matter of practice, will endeavor to do so.

There were no security holder recommendations for nomination to the board of directors in connection with the 2004 annual meeting of members. There are six director nominees for the 2004 annual meeting of members, each of whom is an incumbent director standing for reelection.

Security Holder Communications with our Board of Directors

We have established an informal process for security holders to send communications to members of our board of directors. Security holders who wish to contact the board of directors or any of its members may do so by writing to them, c/o China Natural Resources, Inc., Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong. Correspondence directed to an individual board member is referred, unopened, to that board member. Correspondence not directed to a particular board member is referred, unopened, to the Chairman of the board, for reviewing and forwarding to the appropriate person.

Attendance at Annual Meeting of Shareholders

We have not adopted a formal policy on board members’ attendance at our annual meeting of members, although all board members are encouraged to attend.

Code of Ethics

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

•

honest and ethical conduct,

•

full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

•

compliance with applicable laws, rules and regulations,

•

the prompt reporting violation of the code, and

•

accountability for adherence to the Code of Ethics.

We have adopted the Code of Ethics of China Development. The Code of Ethics is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics may be obtained, without charge, upon written request addressed to the attention of our Secretary, Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4, and 5, and amendments thereto, and reports, furnished to us for the fiscal year ended December 31, 2003, none of our directors, officers, or members beneficially owning more than 10% of any class of our equity securities failed to timely file any forms required by Section 16(a) of the Securities Exchange Act of 1934 during the most recent fiscal year.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for each of the three years ended December 31, 2003, the cash and other compensation paid by us to our President and Chief Executive Officer, and each other executive officer whose annual compensation was $100,000 or more.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Compensation (US$)	Securities Underlying Options	All Other Compensation (US$)

Ching Lung Po, President and Chief Executive Officer	2003	30,769	-0-	-0-	-0-	-0-
	2002	133,333	-0-	-0-	-0-	-0-
	2001	276,923	-0-	-0-	40,000	-0-

Tam Cheuk Ho, Director and Chief Financial Officer	2003	230,769	-0-	-0-	-0-	-0-
	2002	230,769	-0-	-0-	-0-	-0-
	2001	230,769	-0-	-0-	40,000	-0-

Wong Wah On, Director, Secretary and Financial Controller	2003	153,846	-0-	-0-	-0-	-0-
	2002 2001	153,846 153,846	-0- -0-	-0- -0-	-0- -0-	-0- -0-

On February 1, 1999, the Company entered into a Service Agreement with Ching Lung Po. In accordance with the terms of the Service Agreement, Mr. Ching is employed by the Company as its Chief Executive Officer, to perform such duties as the board of directors from time to time determines. Mr. Ching receives a base salary of HK$2,160,000 (US$276,923) annually. The Employment Agreement is for a term of two years and is automatically renewed unless earlier terminated as provided therein. On June 1, 2002, the Company entered into a Supplemental Service Agreement with Ching Lung Po, reducing his base salary to HK$240,000 (US$30,769) per annum with all other terms of the Service Agreement remaining in full force and effect.

On February 1, 1999, the Company entered into an Employment Agreement with Tam Cheuk Ho. In accordance with the terms of the Employment Agreement, Mr. Tam is employed by the Company as its Chief Financial Officer, to perform such duties as the board of directors from time to time determines. Mr. Tam receives a base salary of HK$1,800,000 (US$230,769) annually, which base salary is adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as the Company's board of directors may determine. The initial two-year term of Employment Agreement has expired, and the term of the Agreement continues to automatically renew each year, until terminated as provided therein.

On February 1, 1999, the Company entered into an Employment Agreement with Wong Wah On. In accordance with the terms of the Employment Agreement, Mr. Wong is employed by the Company as its Financial Controller and Corporate Secretary, to perform such duties as the board of directors from time to time determines. Mr. Wong receives a base salary of HK$1,200,000 (US$153,846) annually, which base salary is adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as the Company's board of directors may determine. The initial two-year term of the Employment Agreement has expired, and the Agreement continues to automatically renew each year, until terminated as provided therein.

In connection with the Redomicile Merger, China Natural succeeded to the rights and obligations of China Development under its service and employment agreements with our officers, each of whom have continued in our employ following the Redomicile Merger.

The Company has no other employment contracts with any of its officers or directors and maintains no retirement, fringe benefit or similar plans for the benefit of its officers or directors. The Company may, however, enter into employment contracts with its officers and key employees, adopt various benefit plans and begin paying compensation to its officers and directors as it deems appropriate to attract and retain the services of such persons.

During the fiscal year ended December 31, 2003, no long-term incentive plans or pension plans were in effect with respect to any of the Company's officers, directors or employees.

Option/SAR Grants Table

The following table sets forth information with respect to the grant of options to purchase shares of common stock during the fiscal year ended December 31, 2003 to each person named in the Summary Compensation Table.

Name	Number Of Shares Underlying Options Granted	% Of Total Options Granted To Employees In Fiscal Year	Exercise Or Base Price $/Share	Expiration Date

Ching Lung Po	--	--	--	--

Tam Cheuk Ho	--	--	--	--

Wong Wah On	--	--	--	--

Aggregated Option Exercises and Fiscal Year-End Option Value Table

The following table sets forth information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 2003 by each person named in the Summary Compensation Table.

Name	Shares Acquired on Exercise	($) Value Realized(1)	Number of Shares Underlying Unexercised Options At Year End Exercisable/Unexercisable	Values of Unexercised In the Money Options at Year End Exercisable/Unexercisable

Ching Lung Po	40,000	285,200	--	--

Tam Cheuk Ho	40,000	285,200	--	--

Wong Wah On	40,000	285,200	--	--

———————

(1)

Value based on the difference between the closing price of the Company’s common stock at exercise on the Nasdaq SmallCap Market of $10.08 per share on July 15, 2003, and the exercise price of the options.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2003:

	Number of Securities to Be Issued Upon Exercise Of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (excluding securities reflected in column a) (c)

Equity Compensation
Plans Approved by
Security Holders

1995 Stock Option Plan	3,000	2.95	24,705
2003 Equity Compensation Plan	0	--	228,764

Equity Compensation
Plans Not Approved by
Security Holders	0	0	0

Total	3,000	2.95	253,469

Stock Option Plans

1995 Plan

The Company has adopted a Stock Option Plan (the "1995 Plan") as of March 31, 1995. The 1995 Plan allows the board of directors, or a committee thereof at the board's discretion, to grant stock options to officers, directors, key employees, consultants and affiliates of the Company. Initially, 24,000 shares of common stock could be issued and sold pursuant to options granted under the 1995 Plan. "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), may be granted to employees, including officers, whether or not they are members of the board of directors, and nonqualified stock options may be granted to any such employee or officer and to directors, consultants, and affiliates who perform substantial services for or on behalf of the Company or its subsidiaries.

The board of directors, or a committee appointed by the board (each, in its capacity as administrator of the 1995 Plan, being referred to as the “Committee”), is vested with authority to (i) select persons to participate in the Plan; (ii) determine the form and substance of grants made under the 1995 Plan to each participant, and the conditions and restrictions, if any, subject to which grants will be made; (iii) interpret the 1995 Plan; and (iv) adopt, amend, or rescind such rules and regulations for carrying out the 1995 Plan as it may deem appropriate. The Committee has the power to modify or terminate the 1995 Plan and from time to time may suspend, and if suspended may reinstate, any or all of the provisions of the 1995 Plan except that no modification, suspension, or termination of the 1995 Plan may, without the consent of the grantee affected, alter or impair any grant previously made under the 1995 Plan; and no modification shall become effective without prior consent of the shareholders of the Company that would increase the maximum number of shares reserved for issuance under the 1995 Plan, except for certain adjustments allowed by the 1995 Plan; or change the classes of employees eligible to participate in the 1995 Plan.

The 1995 Plan provides that the price per share deliverable upon the exercise of each Incentive Stock Option shall not be less than 100% of the fair market value of the shares on the date the option is granted, as the Committee determines. In the case of the grant of any Incentive Stock Option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, such price per share, if required by the Code at the time of grant, shall not be less than 110% of the fair market value of the shares on the date the option is granted. The price per share deliverable upon the exercise of each nonqualified stock option shall not be less than 80% of the fair market value of the shares on the date the option is granted, as the Committee determines.

Options may be exercised in whole or in part upon payment of the exercise price of the shares to be acquired. Payment shall be made in cash or, in the discretion of the Committee, in shares previously acquired by the participant or in a combination of cash and shares of common stock. The fair market value of shares of common stock tendered on exercise of options shall be determined on the date of exercise.

On December 30, 1996, the shareholders of the Company adopted an amendment to the 1995 Plan (a) to change the number of shares of common stock subject to the 1995 Plan to that number of shares which would, in the aggregate and if deemed outstanding, constitute 20% of the Company's then-outstanding shares of common stock, as determined at the time of granting stock options, and (b) to allow Nonqualified Stock Options, as defined in the 1995 Plan, to be exercisable in less than one year.

As of December 31, 2003, options to purchase 209,000 shares of common stock had been granted under the 1995 Plan. During the fiscal year ended December 31, 2003, options to purchase 46,000 shares of common stock were granted and options to purchase 206,000 shares of common stock were exercised. As of December 31, 2003, there were 24,705 shares available for issuance under the 1995 Plan, 24,000 of which were awarded subsequent to December 31, 2003.

In connection with the Redomicile Merger, China Natural succeeded to and assumed the obligations of China Development under the 1995 Plan.

2003 Plan

On December 18, 2003, the shareholders of the Company approved and adopted the 2003 Equity Compensation Plan (the “2003 Plan”). The 2003 Plan allows the board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of shares of common stock equal to 20% of the issued and outstanding common stock of the Company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the board or Committee designated by the board determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the board or Committee determines.

The 2003 Plan is administered by the board of directors or a committee designated by the board (each, in its capacity as administrator of the 2003 Plan, being referred to as the “Committee”). The Committee determines, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common stock at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Committee.

Plan Options granted under the 2003 Plan may either be options qualifying as incentive stock options (“Incentive Options”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or options that do not so qualify (“Non-Qualified Options”). In addition, the 2003 Plan also allows for the inclusion of a reload option provision (“Reload Option”), which permits an eligible person to pay the exercise price of the Plan Option with shares of common stock owned by the eligible person and to receive a new Plan Option to purchase shares of common stock equal in number to the tendered shares. Any Incentive Option granted under the 2003 Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of our common stock must be at least 110% of such fair market value as determined on the date of the grant.

The term of each Plan Option and the manner in which it may be exercised is determined by the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of our common stock, no more than five years after the date of the grant. In any case, the exercise price of any stock option granted under the Plan may not be less than 85% of the fair market value of the common stock on the date of grant. The exercise price of Incentive Options may not be less than 100% of fair market value on the date of grant.

The per share purchase price of shares subject to Plan Options granted under the 2003 Plan may be adjusted in the event of certain changes in our capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan. Officers, directors and key employees of and consultants of the Company and its subsidiaries will be eligible to receive Non-Qualified Options under the Plan. Only our officers, directors and employees who are employed by the Company or by any of its subsidiaries are eligible to receive Incentive Options.

All Plan Options are nonassignable and nontransferable, except by will or by the laws of descent and distribution and, during the lifetime of the optionee, may be exercised only by such optionee. If an optionee’s employment is terminated for any reason, other than his death or disability or termination for cause, the Plan Option granted may be exercised on the earlier of the expiration date or 90 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee’s death. If the optionee is permanently and totally disabled, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability. The board or Committee may impose additional terms and conditions on the exercise or any Plan Options or Stock Grants.

The board of directors may amend, suspend or terminate the 2003 Plan at any time, except that no amendment shall be made which (a) increases the total number of shares subject to the 2003 Plan or changes the minimum purchase price therefore (except in either case in the event of adjustments due to changes in our capitalization), (b) affects outstanding Plan Options or any exercise right thereunder, (c) extends the term of any Plan Option beyond ten years, or (d) extends the termination date of the 2003 Plan.

Unless the 2003 Plan shall be earlier suspended or terminated, the 2003 Plan shall continue until such time as no further awards are available for grant and all outstanding awards are no longer outstanding; provided, however, that no Incentive Stock Options may be made after ten years from the effective date of the 2003 Plan. Termination of the 2003 Plan shall not affect the validity of any Plan Options or Stock Grants previously awarded thereunder.

As of December 31, 2003, no Plan Options or Stock Grants have yet been granted or awarded under the 2003 Plan. Subsequent to December 31, 2003, Plan Options or Stock Grants covering 80,000 shares have been awarded under the 2003 Plan.

In connection with the Redomicile Merger, China Natural succeeded to and assumed the obligations of China Development under the 2003 Plan.

Report on Repricing of Options

No options were repriced during the year ended December 31, 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 1, 2000, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The lease was for a period of 2 years from September 1, 2000 to August 31, 2002 and was renewed for another two years from September 1, 2002. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. For the years ended December 31, 2002 and 2003, the Company paid rental expenses to Anka Consultants Limited amounted to RMB284,000 (US$34,000) and RMB242,000 (US$29,000), respectively.

PROPOSAL 1

ELECTION OF DIRECTORS

Following consummation of the Redomicile Merger in November 2004, our governing charter documents became the Memorandum and Articles of Association of China Natural. Article 73 of the Memorandum and Articles of Association, as amended, provides that our board of directors shall consist of not less than three nor more than 25 directors. As provided by Article 74 of the Memorandum and Articles of Association, directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring at the annual meeting of members held three years following the annual meeting at which he or she was elected. However, for our first annual meeting of members following the Redomicile Merger at which directors are elected, the Class I directors so elected will hold office for a one-year term, and the Class II directors so elected will hold office for a two-year term.

In light of the foregoing, at the Annual Meeting, six directors will be elected. Two directors will be denominated as Class I directors, and will hold office until the annual meeting of members to be held in 2005 and until their successors have been duly elected and qualified. Two directors will be denominated as Class II directors, and will hold office until the annual meeting of members to be held in 2006 and until their successors have been duly elected and qualified. Two directors will be denominated as Class III directors, and will hold office until the annual meeting of members to be held in 2007 and until their successors have been duly elected and qualified. In order to mirror the composition and terms of office of each member of the board of directors of China Development at the time of the Redomicile Merger, we have reclassified the category in which each director of China Development formerly served.

The following table identifies each of our director nominees, the Class in which each such director nominee will stand for election, the Class in which each such director nominee served as a director of China Development and the year in which the director nominees’ term of office will expire:

Name of Director Nominee	Class in Which Director Will Serve	Class in Which Director Served China Development	Year in Which Initial Term of Office Expires

Ching Lung Po	I	II	2005
Ng Kin Sing	I	II	2005
Lam Kwan Sing	II	III	2006
Lo Kin Cheung	II	III	2006
Tam Cheuk Ho	III	I	2007
Wong Wah On	III	I	2007

All of the director nominees have consented to being named herein and have indicated their intention to serve as directors in their designated Class, if elected. Unless authority to do so is withheld, the persons named as proxies will vote the shares represented by such proxies for the election of the named nominees. In case any of the nominees become unavailable for election to the board of directors, which is not anticipated, the persons named as proxies shall have full discretion and authority to vote or refrain from voting for any other nominees in accordance with their judgment. Vacancies on the board may be filled by the remaining director or directors, even though less than a quorum, for the unexpired term of such vacant position.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ELECTION

OF THE DIRECTOR NOMINEES. DIRECTORS WILL BE ELECTED BY A PLURITY OF VOTES CAST AT THE ANNUAL MEETING IN PERSON OR BY PROXY AND ENTITLED TO VOTE ON THE MATTER.

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF HORWATH GELFOND HOCHSTADT PANGBURN, P.C. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The appointment by our board of directors of Horwath Gelfond Hochstadt Pangburn, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2004 will be submitted for ratification by our members.

Fees to Horwath Gelfond Hochstadt Pangburn, P.C.

The following table shows the fees that we paid or accrued for the audit and other services provided by Horwath Gelfond Hochstadt Pangburn, P.C. for the 2002 and 2003 fiscal years.

	Fiscal 2003	Fiscal 2002

Audit Fees	$58,427	$49,940
Audit-Related Fees	-	-
Tax Fees		6,800
All Other Fees	-	-
Total	$58,427	$56,740

Audit Fees — This category includes the audit of our annual financial statements, review of financial statements included in our Form 10-QSB Quarterly Reports and services that are normally provided by the independent registered public accountants in connection with engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

Audit-Related Fees — This category consists of assurance and related services by the independent registered public accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

Tax Fees — This category consists of professional services rendered by Horwath Gelfond Hochstadt Pangburn, P.C. for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

Although the board of directors is submitting the appointment of Horwath Gelfond Hochstadt Pangburn, P.C. for member approval, it reserves the right to change the selection of Horwath Gelfond Hochstadt Pangburn, P.C. as independent registered public accountants, at any time during the fiscal year, if it deems such change to be in our best interests, even after member approval. A representative of Horwath Gelfond Hochstadt Pangburn, P.C. has been invited to attend the Annual Meeting and, if he or she chooses to do so, to make a statement and respond to appropriate questions.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accountants

The audit committee has confirmed its policy regarding pre-approval of all audit and non-audit services provided by the members of the audit committee. On an ongoing basis, management communicates specific projects and categories of services for which advance approval of the audit committee is requested. The audit committee reviews these requests and advises management if the audit committee approves the engagement of the independent auditors for specific projects. On a periodic basis, management reports to the audit committee regarding the actual spending for such projects and services compared to the approved amounts. The audit committee also delegates the ability to pre-approve audit and permitted non-audit services to the chairman of the audit committee, provided such pre-approvals are reported on at a subsequent audit committee meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF HORWATH GELFOND HOCHSTADT PANGBURN, P.C. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004. THE RATIFICATION OF HORWATH GELFOND HOCHSTADT PANGBURN, P.C. REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF VOTES CAST AT THE ANNUAL MEETING IN PERSON OR BY PROXY AND ENTITLED TO VOTE ON THE MATTER.

STOCKHOLDER PROPOSALS

Proposals of members that are intended to be presented by such members at the annual meeting of members to be held in 2005 must be received by us no later than June 30, 2005, in order to have them included in the proxy statement and form of proxy relating to that meeting. We are not obligated to include a member proposal in our proxy statement except to the extent required by applicable law.

OTHER MATTERS

Management is not aware of any other matters to be presented for action at the Annual Meeting. However, if any other matter is properly presented, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgment on such matters.

CHINA NATURAL RESOURCES, INC.

ANNUAL MEETING OF MEMBERS

December 31, 2004

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

CHINA NATURAL RESOURCES, INC.

The undersigned hereby appoints Ching Lung Po proxy with power of substitution and hereby authorizes him to represent and to vote, as designated below, all of the shares of common stock of China Natural Resources, Inc. held of record by the undersigned on December 1, 2004 at the Annual Meeting of Members to be held at Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong, on Friday, December 31, 2004 at 2:00 p.m., Hong Kong time, and at all adjournments thereof, with all powers the undersigned would possess if personally present. The Proxy is authorized to vote as such proxy deems it appropriate, in his or her discretion, upon such other business as may properly come before the meeting.

1.

Election of Directors

Nominees:  Ching Lung Po, Tam Cheuk Ho, Wong Wah On, Lam Kwan Sing, Ng Kin Sing and Lo Kin Cheung.

[  ] FOR all nominees

[  ] WITHHOLD AUTHORITY

[  ] FOR all nominees, except as noted:

Nominee exception(s)

_________________

_________________

_________________

2.

Proposal to ratify the appointment of Horwath Gelfond Hochstadt Pangburn, P.C. as independent registered public accounting firm for the fiscal year ending December 31, 2004, to serve at the pleasure of the Board of Directors.

[  ] FOR

[  ] AGAINST

[  ] ABSTAIN

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNEDSTOCKHOLDER. IF NO DIRECTION IS MADE THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF 2004 ANNUAL MEETING AND PROXY STATEMENT FURNISHED IN CONNECTION THEREWITH.

DATED:
(Signature)

(Signature if jointly held)

(Printed name(s))

Please sign exactly as name appears herein. When shares are held by Joint Tenants, both should sign, and for signing as attorney, as executor, as administrator, trustee or guardian, please give full title as such. If held by a corporation, please sign in the full corporate name by the president or other authorized officer. If held by a partnership, please sign in the partnership name by an authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY

IN THE ENCLOSED ENVELOPE. THANK YOU.